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                                                                            Q&A


                    QUESTIONS AND ANSWERS
                          Relating to the
Consent Solicitation Statement/Prospectus
                  dated February 17, 1998






                                    [LOGO]
                  America First Mortgage Investments, Inc.
                                        1004 Farnam Street
                                     Omaha, Nebraska 68102
                                            (800) 239-8787


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     We realize the Merger described in the accompanying Consent Solicitation
Statement/Prospectus (the "CSS/P") may raise certain questions. The following information, which is provided in a question and answer format, sets forth certain questions which you may have regarding the Merger together with management's answers to such questions. For each question, we have referenced the appropriate pages in the CSS/P. We urge you to read this Questions and Answers memo conjunction with the solicitation documents. Capitalized terms used in this Questions and Answers memo have the meanings given to them in the "GLOSSARY" of the CSS/P.


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                                                                                           Q

                                                                                           1.
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     The General Partners are proposing the merger of Prep Fund 1, Prep Fund 2 and         What is the proposed
Pension Fund into a newly formed corporation. America First Mortgage Investments, Inc.     transaction?
In the Merger, the Company is offering to exchange shares of its Common Stock for          (page 5)
interests in the Partnerships. The exchange rate will be:

     (i)   for Prep Fund 1, 1.00 share of Common Stock for each Prep Fund 1 Unit;

     (ii)  for Prep Fund 2, approximately 1.26 shares of Common Stock for each Prep
           Fund 2 BUC and

     (iii) for Pension Fund, approximately 1.31 shares of Common Stock for each Pension BUC.

     As a result of the Merger, Prep Fund 1 and Prep Fund 2 will merge with and into the Company and Pension Fund will become a subsidiary of the Company.

     Unitholders in Pension Fund have the opportunity to elect the Retention Option and continue their current investment by remaining as Unitholders in Pension Fund through the retention of the same security that was originally issued to, or subsequently acquired by, such Unitholder. For more information see the responses to
Questions 18 and 19 below.

                                                                                           2.
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     America First Participating/Preferred Equity Mortgage Fund Limited Partnership.       Who are the Parties to
Prep Fund 1 was formed on November 20, 1986. Prep Fund 1 Units are included for            the Merger?
quotation on the NASDAQ Stock Market under the trading symbol "AFPFZ."                     (pages 6-9 & 44-55)

     America First Prep Fund 2 Limited Partnership. Prep Fund 2 was formed on May 28,
1987. Prep Fund 2 BUCs are listed on the American Stock Exchange under the trading symbol "PF."

     America First Prep Fund 2 Pension Series Limited Partnership. Pension Fund was
formed on February 2, 1988. Pension BUCs are subject to various

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                                            transfer restrictions which were imposed to prevent Pension Fund from being treated as a publicly traded partnership for federal income tax purposes and accordingly, are not listed or regularly traded, except in the informal secondary market.

                                               As a result of the Merger, the Partnerships will be combined to form:

                                               America First Mortgage Investments, Inc. The Company will be a newly organized, externally advised Maryland corporation which expects to elect and qualify to be taxed as a real estate investment trust (a "REIT)".
                                            In order to qualify as a REIT, the Company generally will be required each year to distribute to stockholders at least 95% of its taxable income.
                                            Shares of Common Stock of the new REIT are expected to trade on the
                                            New York Stock Exchange under the symbol "MFA."

                                               You are an investor in one or more of these Partnerships.





                        3.
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What will be the business                      Upon consummation of the Merger, the Company will become the
  plan of the Company?                      owner of all of the assets, subject to liabilities, held by the Partnerships.
    (pages 1-2 & 8-9)                       Following the Merger, the Company intends to replace a substantial portion of the Partnerships' current portfolio with a portfolio consisting primarily of adjustable-rate Mortgage Securities. Mortgage Loans and other related assets. The Company's investment policies will require that at least 70% of the Company's investment portfolio consist of Mortgage
                                            Securities and Mortgage Loans that will be similar in terms of investment type and credit quality to those currently held by the Partnerships. The remainder of the Company's portfolio may consist of Mortgage Securities and Mortgage Loans, most of which are expected to be rated at least investment grade at the time of purchase by either S&P or Moody's or considered to be of equivalent credit quality as determined by the Advisor and approved by the Acquisition Committee. The Company may also invest directly in properties which collateralize its Mortgage Securities.

                                               In connection with its acquisition of Mortgage Securities and
                                            Mortgage Loans, the Company will use leverage to increase its assets by borrowing against its portfolio of Mortgage Securities and Mortgage
                                            Loans and reinvesting the proceeds of the borrowings in additional
                                            Mortgage Securities and Mortgage Loans. The Company expects to maintain an equity-to-assets ratio (i.e., total equity of the Company as a percentage of its total assets) of approximately 8% to 10%. In addition, to the extent consistent with its election to qualify as a REIT, the
                                            Company will implement certain processes and will follow a hedging program intended to protect the Company against significant unexpected changes in prepayment rates and interest rates.
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                                                                                   4.
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  - Uncertain market price of Common Stock after the Merger                        What are the risks of the
  - Uncertain ability to generate sufficient net income to fund the payment        Merger?
    of the quarterly Cash Merger Payment after completion of the                   (page 2-4, 15 & 31-43)
    realignment of the portfolio
  - Fundamental change in nature of investments
  - Potential conflicts of interest of General Partners
  - Lack of operating history
  - No assurance benefits of the Merger will be realized
  - No dissenter's rights

                                                                                   5.
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  - Potential for growth once the Partnerships are combined within the             What are the potential
    Company                                                                        advantages of the Merger?
  - Enhanced access to capital and greater operating flexibilities                 (page 14)
  - Potential for increased earnings and distributions to Unitholders
  - Greater diversification of investment risk
  - Enhanced liquidity for Unitholders in Pension Fund
  - Potential for a more efficient operating structure
  - Ability to exchange Units for shares of Common Stock on a basis that is expected to be tax-free for federal income tax purposes
  - Simplified tax reporting (i.e. elimination of K-1 after 1999)

                                                                                   6.
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  The General Partners are proposing the Merger in order to increase the           Why are the General
earnings and enhance the value of the investments held by Unitholders. The         Partners proposing the
Merger is intended to take advantage of the growing acceptance in the U.S.         Merger?
equity markets of residential mortgage REITs. These REITs own portfolios of        (page 1)
Mortgage Securities and Mortgage Loans that are similar in terms of type of investment and credit quality to those currently held by the Partnerships.
However, instead of holding static and unleveraged portfolios of fixed-rate
Mortgage Securities and Mortgage Loans like the Partnerships, mortgage REITs employ leverage, invest primarily in adjustable-rate Mortgage Securities and
Mortgage Loans and vary their investments over time. As a group, they are more highly valued (as a multiple of their earnings and book value) in the public markets than are the Partnerships. The General Partners believe that the Partnerships, being long-term investors in the type of assets that are commonly held by mortgage REITs, are especially well positioned to make the transformation from long-term passive investors in Mortgage Securities and
Mortgage Loans into a growth-oriented mortgage REIT. If the Merger does not occur, the General Partners believe that the distributions made by the
Partnerships will inevitably be reduced due to their diminishing asset bases.

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                            7.
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       How will the investment      The Partnerships were organized to invest in a static and unleveraged
     objectives of the Company    portfolio of fixed-rate Mortgage Securities guaranteed by government
      differ from those of the    agencies, Mortgage Loans, preferred real estate participations and other
                 Partnerships?    related assets. The Partnership Agreements imposed restrictions on the
                     (page 32)    type and structure of investments which the Partnerships could acquire and do not permit the Partnerships to make additional investments. In comparison, the Company, as a new mortgage REIT, will invest in a growing and diversified portfolio of Mortgage Securities and Mortgage Loans. The
                                  Company may also securitize Mortgage Loans and will leverage its portfolio in order to increase its size. In addition, the organizational documents of the Company will not contain the restrictions on investments imposed by the Partnership Agreements and the Board of
                                  Directors may change the investment policies of the Company without stockholder approval. Accordingly, the Company's investment portfolio may be subject to risks not currently present in the portfolios of the
                                  Partnerships, including increased credit and liquidity risks relating to the Company's Other Investment Mortgage Securities and Mortgage Loans
                                  and the risks associated with securitization of Mortgage Loans that could adversely affect the Company's earnings and resulting dividend yield.

                           8.
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   What advice did the General      The General Partners, together with a Special Committee made up of Dr.
   Partners receive in forming    Martin Massengale, Mr. George Kubat and Dr. W. S. Carter, have determined
        the new business plan?    that the Merger is fair to, and in the best interests of, the
                      (page 2)    Unitholders. Accordingly, the General Partners have approved the Merger and the Merger Agreement and the General Partners and the Special
                                  Committee have recommended that the Unitholders vote for the approval of the Merger and the adoption of the Merger Agreement. In reaching this determination, the General Partners and the Special Committee considered a number of factors, as well as consulted with Paine Webber, legal counsel, and, in the case of the General Partners, the Partnerships'
                                  accountants, and received a Fairness Opinion from Oppenheimer.

                           9.
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What is the fairness opinion?       Oppenheimer has rendered a Fairness Opinion, dated July 28, 1997,
                     (page 2)     concluding that, subject to the assumptions, limitations and qualifications noted therein, the Merger, including the allocation of shares of Common Stock among the Partnerships, is fair from a financial point of view to the Unitholders assuming either Maximum Participation or, alternatively, that Pension Fund does not participate in the Merger. The full text of the Fairness Opinion, which contains a description of the assumptions and qualifications made, matters considered and limitations imposed on the review and analysis, is set forth in Appendix B-1.

                                    Oppenheimer subsequently delivered its written confirmatory opinion, dated February 10, 1998, that the Merger continues to be fair from a financial point of view to the Unitholders assuming either Maximum
                                  Participation or, alternatively, that Pension Fund does not participate in the Merger. The full text of the confirmatory opinion, which contains a


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description of the assumptions and qualifications made, matters considered and limitations imposed on the review and analysis, is set forth in Appendix
B-2.
                                                                                 10.
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    In connection with the organization of the Company, the General Partners     Did the General Partners
were issued 90,621 shares of Common Stock. As consideration for the 90,621       recieve any consideration in
shares, the General Partners paid the Company $1,000 as well surrendered         connection with Merger?
their rights to receive 1% of distributions made by the Partnerships out of      (page 5)
operating cash flow. Upon completion of the Merger (assuming Maximum
Participation), the 90,621 shaes of Common Stock issued to the General
Partners will have an estimated value of approximately $1.07 million. The
General Partners will not be issued any additional shares of Common Stock or other consideration in the Merger.

                                                                                 11.
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    The Merger should be treated as a transfer of assets by Prep Fund 1 and      What are the likely Federal
and Prep Fund 2 and a transfer of Units by Pension Fund Unitholders which do     Income Tax effects of the
not elect the Retention Option for Common Stock qualifying for treatment         Merger?
under Section 351 of the Internal Revenue Code, followed by a tax-free           (pages 24 & 123-140)
distribution of such Common Stock by Prep Fund 1 and Prep Fund 2 to their
Unitholders. The Partnerships, and therefore the Unitholders participating in the Merger, are not expected to recognize gain or loss for federal income tax purposes, except to the extent that a Partnership or Pension Fund
Unitholder receives cash proceeds in lieu of fractional shares of the Company.

                                                                                 12.
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    Following the Merger, the Company intends to distribute substantially        Upon completion of the
all of its taxable income (which generally does not equal net income as          Merger, what will the
calculated in accordance with GAAP) to stockholders as distributions. The        Company's distribution
Company intends to declare distributions on its Common Stock quarterly. The      policies be?
distribution policy is subject to revision by, and all distributions by the      (pages 9 & 55)
Company will be made at the discretion of, the Board of Directors.

                                                                                 13.
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    Distributions by the Company following the Merger will be made out of        How will the Company fund its
funds legally available therefor. The amount of earnings generated by the        distributions?
Company will depend on numerous factors, including the interest rates on,        (pages 31-32)
and the prepayment of the Company's Mortgage Securities and Mortgage Loans,
the cost of the Company's borrowings, the cost and effectiveness of the
Company's risk managment strategies, reserve requirements, and the operating expenses of the Company. There is no assurance that the Company will be able to generate sufficient earnings to fund the payment of distributions.

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                           14.
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       What is the Cash Merger         The Merger Agreement provides that the Company will make the
      Payment to stockholders?       Cash Merger Payment, which will be paid in four equal quarterly
            (pages 16-17 & 93)       payments of $.2650 per share of Common Stock during the first year following the Merger, to stockholders entitled to receive
                                     distributions. During the first year following the Merger, any distributions paid to stockholders by the Company out of earnings will have the effect of reducing the amount of the Cash Merger
                                     Payment so that the amounts paid to stockholders during this first year will still be, in the aggregate, equal to $1.06 per share. The
                                     General Partners anticipate that the Company will fund the Cash
                                     Merger Payment, to the extent it is required to be paid to stockholders during the first year following the Merger out of the proceeds from sales of Mortgage Securities and Mortgage Loans, short-term borrowings or existing cash reserves. The Cash Merger payment will be commensurate with the distribution policy that the
                                     General Partners have implemented with respect to the Units over the last ten years.

                           15.
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           Is there a Dividend           It is the intent of the Company's management to implement a
            Reinvestment Plan?       Dividend Reinvestment Plan by the end of the Company's first year
               (pages 106-108)       of operations.

                           16.
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        How do I cast my vote?           Each Unitholder is requested to complete, date and execute
               (pages 102-104)       the accompanying Consent Form and return it in the enclosed self-addressed stamped envelope. Kissel-Blake Inc., located at
                                     110 Wall Street, 11th Floor, New York, New York 10005, has been designated as the independent Exchange Agent for the Merger. The
                                     Consent Form should be returned to the Exchange Agent no later than the Response Date (April 9, 1998), unless the solicitation period is extended. If a Unitholder executes a Consent Form with no
                                     instructions indicated. Units represented by that Consent Form will be voted in favor of the Merger. To save the expense of a follow-up solicitation, it is important that you return your Consent Form as early as possible.

                           17.
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         What is the Retention           Only Unitholders in Pension Fund have the opportunity to elect
                       Option?       Retention Option and continue their current investment by remaining
                      (page 5)       as Unitholders in Pension Fund through the retention of the same security that was originally issued to, or subsequently acquired by, such Unitholder. In providing for the Retention Option, the General
                                     Partners wanted to be responsive to those Unitholders in Pension
                                     Fund who might not want to modify their current investment in
                                     Pension Fund.


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                                                                             18.
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   A Unitholder holding Pension BUCs seeking to exercise the Retention       If I hold Pension BUCs, how
Option must elect to retain its Pension BUCs by properly completing,         do I exercise the Retention
signing and returning the accompanying Retention Option Form to the          Option?
Exchange Agent no later than the Response Date (April 9, 1998). The          (page 103)
failure of a Unitholder to comply with the specific procedures relating to the election of the Retention Option will have the effect of, and will be equivalent to, waiving such Unitholder's right to elect the
Retention Option.

                                                                             19.
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   The Retention Option may only be elected by Unitholders in Pension        What is the effect of electing
Fund. A Unitholder who elects the Retention Option will retain its           the Retention Option?
Pension BUCs, which will continue to be illiquid investments, and will       (page 103)
continue to receive K-1s every year. If the Merger is consummated, a
Unitholder who votes against the Merger but does not elect the
Retention Option will receive shares of Common Stock in the Company. A
Unitholder who votes against the Merger is not required to elect the
Retention Option. The Retention Option Form should only be executed and completed by Unitholders in Pension Fund who wish to retain their investment in Pension Fund in the form of Pension BUCs.

   Election of the Retention Option is at the risk of the electing Unitholder. Election of the Retention Option will be effective only when the Retention Option Form on which it is elected is actually received by the Exchange Agent. Election of the Retention option may be revoked or withdrawn by written notice to the Exchange Agent at any time prior to the closing date of the Merger.

                                                                             20.
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   Continuation of the Partnerships. In assessing the Merger, the            What other alternatives to
General Partners and the Special Committee considered the advantages         the Merger were considered?
and disadvantages of keeping the Partnerships intact and continuing to       (pages 89-90)
operate them in accordance with their respective Partnership Agreements and existing business plans. Continuing to operate the Partnerships as in the past has a number of benefits, including (i) the Partnerships would remain separate entities, with their original investment objectives, consistent with their respective Partnership Agreements;
(ii) there would be no change in the nature of the Unitholders'
investments; (iii) there would be no change in the liquidation policies;
and (iv) the Unitholders would continue to defer certain income taxes on
Partnership distributions. In addition, continuing the Partnerships without change avoids the risks inherent in the Merger, including, among others, the implementation of the Company's new business plan and investment strategy, the uncertain market value of the Common Stock, the change in distribution policies, the fundamental change in the nature of investment held by Unitholders who receive Common Stock and the potential conflicts of interests of the General Partners. However, if the Partnerships remain intact and continue to operate in accordance with their respective Partnership Agreements and existing business plans, the assets held by the Partnerships will continue to

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                                shrink as mortgages are paid and therefore the General Partners believe distributions will not continue at the present level.

                                 Liquidation of the Partnerships. The General Partners have determined that to attempt to liquidate the Partnerships' investments at the current time would likely result in Unitholders not achieving the full benefit from their investments in the Partnerships, would be premature and would not provide the Unitholders with their best option to realize the optimum return on their original investments in the Partnerships.

                         21.
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 What are the costs of this      The costs of the Merger including solicitation expenses, are estimated
               transaction?     to be $1,660,000 whether or not the Merger is consummated. All costs
              (pages 97-98)     and expenses incurred in connection with the Merger will be paid by the
                                Partnerships (pro rata in accordance with the aggregate Net Asset
                                Value) whether or not the Merger is consummated. If, however, the
                                Merger is consummated, the Company will be allocated the entire amount of these costs.

                         22.
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   What are the Consequences     If the Merger is not consummated for any reason, the Partnerships
        if the Merger is Not    presently intend to continue to operate as ongoing businesses in their
                   Approved?    current forms. There will be no change in their investment objectives,
                   (page 97)    policies or restrictions. No other transaction is currently being considered by the General Partners with respect to the Partnerships as an alternative to the Merger, although the Partnerships may from time to time explore other alternatives. The Partnerships currently pay distributions to Unitholders out of their earnings and as a return of invested capital.
                                The quantity of the income-producing assets held by the Partnerships has been declining each quarter which will eventually erode the ability of the Partnerships to maintain distributions at current levels. If the
                                Partnerships cannot increase earnings, the General Partners will be forced to decrease current distributions.




                                 IF YOU ARE UNCERTAIN AS TO WHICH PARTNERSHIP
                                YOU HOLD INTERESTS IN, PLEASE CALL THE INVESTOR SERVICE DEPARTMENT OF THE GENERAL PARTNERS AT
                                (800) 239-8787, OPTION 2.

                                 AFTER REVIEWING THE ACCOMPANYING CONSENT
                                SOLICITATION STATEMENT/PROSPECTUS AND OTHER
                                SOLICITATION DOCUMENTS, WE URGE YOU TO CAST
                                YOUR BALLOT WITH RESPECT TO THE MERGER. YOUR
                                VOTE IS IMPORTANT.


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